FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

National Australia Bank Limited
ABN 12 004 044 937

500 Bourke Street
Melbourne VIC 3000
Australia

Telephone: 613-8641-3500

August 21, 2006

Mr Donald A. Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

USA

Dear Mr Walker

National Australia Bank Limited

Form 20-F for the Fiscal Year Ended September 30, 2005 (“2005 20-F”)

Filed December 2, 2005

File No. 001-9945

Thank you for your letter dated August 3, 2006 in relation to the above filing.  This letter covers the comments in your letter and our responses (according to the captions within your letter).

References in this correspondence to the “Group” are to National Australia Bank Limited and its controlled entities.  All currency amounts are expressed in Australian dollars.  Page references are references to pages of the 2005 20-F unless otherwise stated.  References to loan loss provision and loan loss allowance are used interchangeably in this letter.

References to AIFRS relate to the Group’s adoption of Australian Equivalents to International Financial Reporting Standards.  The Group is required to apply AIFRS as the primary basis of accounting in Australia from October 1, 2005.

Selected Financial Data, page 7

1.               We note you have presented various non-GAAP financial measures as a part of your Selected Financial Data.  Please tell us in detail why you have adjusted your earnings per share before significant items and cash earnings per share before significant items to eliminate recurring items such as a portion of the charge to provide for doubtful debts.  Refer to the guidance in Item 10(e)(ii)(B) of Regulation S-K.

Response:

As noted in your letter we have adjusted our reported “Earnings” and “Cash Earnings” per share under the “Australian GAAP” heading on page 7 of our 2005 20-F to exclude significant items consistent with the definition of significant items set out on page 70, under the heading “Non-GAAP financial measures”.  As described on page 70:

•                  cash earnings has been separately disclosed as it represents a key performance measure and financial target used by the Group. In particular, it is one of the key inputs into the determination of executive and management compensation; and

•                  significant items have been excluded to make it easier to identify underlying performance trends and issues.

The approach to disclosure of significant items is in accordance with the requirements of Australian GAAP (AASB 1018, “Statement of Financial Performance,”) which requires separate disclosure of items where they are “…of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity…” This is on the basis that separate disclosure of these items is relevant to users of financial reports in understanding the reported financial performance of the entity and in making decisions.

The Group and other Australian banks include this information in their filings with the Australian Securities and Investment Commission and therefore provide the information to Australian investors.  The Group believes the information is also relevant to investors outside Australia.  In addition our local analysts use such information in evaluating our current performance and in developing expectations for our future performance.

It is on the above stated basis that these items have been separately identified and excluded in the presentation of various non-GAAP financial items.

In any event, we believe that the approach we have adopted is consistent with the guidance in Item 10(e)(ii)(B) of Regulation S-K, which states that a registrant is restricted from eliminating or smoothing items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

In relation specifically to the significant expense classification for the charge to provide for doubtful debts as explained on page 33, this was a one-off adjustment made in 2004 to the methodology used to determine the accounting estimate of the general provision for doubtful debts under Australian GAAP. Through this, the discount rate used in the statistical model was reduced from the shareholder cost of capital to a rate akin to a risk-free debt rate.  This discount rate is used to determine the present value of cumulative probability of default (PD) rates used for the purpose of loan provisioning.  This methodology change is by its nature a non-recurring event with no similar charges or gains in our primary Australian GAAP reporting in the prior two years.

The above response focuses specifically on loan loss provisioning under Australian GAAP. Please refer to response to question 7 for information in respect of loan loss provisioning under US GAAP.

Reconciliations of Non-GAAP Measures, page 8

2.               Please provide in your response letter a reconciliation of each per share basis non-GAAP financial measure to the GAAP financial measure of earnings per share and revise your future filings to include these reconciliations.  Refer to the guidance provided by Items 10(e) of Regulation S-K and by Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

A reconciliation from net profit to the non-GAAP measures, cash earnings before and after significant items, is included on page 8 of the 2005 20-F.  However in order to clarify the reconciliation to the per share calculation, we have included as Attachment 1 to this letter a more detailed supplementary reconciliation schedule.  We will include an equivalent schedule in future filings where we include non-GAAP earnings per share measures.

Risk Management, page 59

3.               In future filings, please revise to include a discussion of the hedging strategies used to mitigate risk and the instruments you use to execute those strategies.  Consider explaining the methods you use to determine that hedges are effective.

Response:

In future filings we will include in the Risk Management section appropriate discussion of the hedging strategies that are used to mitigate risk and the instruments that are applied to execute those strategies.  This discussion will include an explanation of the methods that the Group uses to determine hedge effectiveness.

Financial Report, page 113

Note 46 – Fair value of financial instruments, page 211

4.               Please revise your disclosures in future filings to clarify how you obtain the market values for unlisted trading, available-for-sale, and investment securities.  To the extent that quoted market prices are not available, please tell us what models or other methods are utilized and discuss the significant assumptions used under each method for each type of security.

Response:

The Group obtains the fair (market) values for trading, available for sale and investment securities from quoted market prices, where available. If quoted market prices are not available the Group determines fair value by means of discounting the expected cash flow using factors such as interest rates, credit risk, liquidity and duration of the investment.  We will revise our disclosures in future filings to clarify how the Group obtains the fair values as requested and to discuss the significant assumptions used under each method for each category of security.

5.              Please revise your disclosures in future filings to disclose which methods (such as quoted market prices or discounted cash flow, option pricing, or other models) are applied under which circumstances to value your derivative financial instruments classified as trading and as other-than-trading.  Include a discussion of the significant assumptions made under each method.  To the extent that differing methods are used for similar instruments (such as swaps, forwards), please quantify the proportion valued under each method.

Response:

The Group employs a variety of derivative financial instruments for hedging and trading purposes under both Australian GAAP and US GAAP. These are valued using quoted market prices, where available. Where quoted market prices are not readily available, the Group determines fair value by discounting expected cash flows and option pricing models that employ a number of assumptions addressing factors such as interest rates, counterparty credit quality, time value and volatility, liquidity, price activity for equivalent or synthetic instruments and foreign exchange. We will revise our disclosures to include in future filings the methods that are applied, the related significant assumptions and, to the extent that differing methods are used for similar instruments (such as swaps, forwards), provide quantification of the proportion valued under each method where material.

Note 56 – Reconciliation with US GAAP and other US GAAP disclosures

Note 56(c) - Goodwill, page 239

6.               In future filings, please revise to include the total carrying amounts of goodwill and other intangibles for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment on a US GAAP basis.  Refer to the guidance provided by paragraph 45 of FAS 142.

Response:

In future filings we will revise our disclosures to include the total carrying amounts of goodwill and other intangibles attributable to each reportable segment.  Where applicable we will disclose any significant changes in the allocation of goodwill to reportable segments on a US GAAP basis.

Note 56(j) – General provision for doubtful debts

7.               We note that you have changed your method for determining your provision for doubtful debts for the purposes of US GAAP and reported this as a change in accounting estimate in your reconciliation to US GAAP in both 2004 and 2005.  Please tell us in your response letter the specific changes you made and the reasons you determined that such a change was necessary for each year.

Response:

2005 adjustment

The Group is required to apply AIFRS as the primary basis of accounting in Australia from October 1, 2005.  AASB 139, “Financial Instruments: Recognition and Measurement,” (AASB 139) is the AIFRS standard that provides guidance with respect to loan loss provisioning.

The accounting guidance provided under AASB 139 is consistent with US GAAP with respect to loan loss provisioning, albeit AASB 139 provides more specific guidance in respect to certain aspects of the provisioning calculation.  In view of this, at 30 September 2005 we decided to align our US GAAP loan loss provisioning methodology to ensure consistency with AASB 139.  Through this, refinements were made to our US GAAP loan loss provisioning estimate. Examples of the greater guidance provided in AASB 139 include, but are not limited to:

•                  increased guidance on the identification of objective evidence of impairment; and

•                  the calculation and recognition of losses incurred but not reported at balance sheet date.

Given the more specific requirements of AASB 139, alignment of our US GAAP loan loss provisioning with AIFRS as at 30 September 2005 resulted in a decrease to the US GAAP loan loss provision of $194 million (pre-tax).

As the development of the AIFRS provisioning methodology has involved refinements to estimates, the change to the US GAAP loan loss provision has therefore been treated as a change in estimate with the adjustment consequently recognised through 2005 net income.  As part of our process of refining estimates we did not identify any errors in our previous reporting that required correction.

2004 adjustment

In 2004, the Group made two distinct and separate changes to loan loss provisioning estimates. One of these (as discussed earlier under Question 1) was in relation to our Australian GAAP reporting and reflected a change in the discount rate applied to probabilities of default. This remains the only change to loan loss provisioning estimates that has been made to our primary Australian

GAAP reporting and therefore supports the treatment as a significant item as discussed under Question 1.

The second adjustment in 2004 was to our US GAAP loan loss provisioning and is not directly linked to the above adjustment made under Australian GAAP (except to the extent the change in discount rate under AGAAP changed the quantum of the US GAAP reconciling item - discussed below).

In relation to the US GAAP adjustment, as noted on page 241 of our 2005 20-F, in 2004 we adjusted our loan loss provisioning under US GAAP and introduced a reconciling difference between Australian GAAP and US GAAP.

As background to this adjustment, during 2004 the Group re-considered its US GAAP reconciliation in relation to loan loss provisioning to ensure that the conclusion that there were no material differences between AGAAP and US GAAP remained appropriate.  As part of this review, two areas were identified for specific consideration.  These related to the application of a discount rate to the calculation of PDs and the use of the full contractual maturity for the term of non-retail facilities in the loan loss model.

At the time of the review it was concluded that these two items should both be reversed for the purposes of our US GAAP loan loss provisioning. A reconciling difference of $156 million pre tax ($109 million post tax) was therefore reported in the 2004 20-F. In prior years the differences were not material to the financial statements and no adjustments were made for those years.

8.               As a related matter, in prior years you have represented that any differences in accounting for purposes of US GAAP were not material, however you have disclosed that you made changes to your methodology in order to ensure consistency with the application of the requirements of FAS 5 and FAS 114.  Please tell us:

•                  how you determined that each adjustment should be recorded in the current year; and

•                  how you determined that the changes you made in each year were not error corrections for US GAAP reporting.

Response:

Please refer response to question 7 above.

Finally - as requested, in connection with our response National Australia Bank Limited acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

Michael Ullmer

Finance Director and CFO

National Australia Bank Limited

Attachment 1

Reconciliation of non-GAAP financial measures

	Group
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Reconciliations of non-GAAP measures
Reconciliation of earnings to cash earnings before significant items

Earnings
Net profit attributable to members of the Company	4,132	3,177	3,955	3,373	2,083
Adjusted for
Distributions on other equity instruments	(204)	(187)	(183)	(187)	(213)
Adjusted earnings for basic earnings calculations	3,928	2,990	3,772	3,186	1,870
Adjusted for
Significant revenue	(2,493)	(993)	—	(2,671)	(5,314)
Significant expenses	2,209	1,675	—	3,266	6,866
Income tax expense/(benefit) on significant items	(87)	(298)	—	(189)	384
Adjusted earnings for basic earnings calculations before significant items	3,557	3,374	3,772	3,592	3,806
Potential dilutive adjustments
Interest expense on exchangeable capital units	106	112	90	102	102
Adjusted earnings for diluted earnings calculations before significant items	3,663	3,486	3,862	3,694	3,908

Cash Earnings
Adjusted earnings for basic earnings calculations	3,928	2,990	3,772	3,186	1,870
Adjusted for
Movement in the excess of net market value over net assets of life insurance controlled entities	(335)	137	160	155	(510)
Income tax expense/(benefit) on movement in the excess of net market value over net assets of life insurance controlled entities	(10)	(153)	40	(3)	177
Amortisation of goodwill	98	103	98	101	167
Adjusted cash earnings for basic earnings calculations	3,681	3,077	4,070	3,439	1,704
Potential dilutive adjustments
Interest expense on exchangeable capital units	106	112	90	102	102
Adjusted cash earnings for diluted earnings calculations	3,787	3,189	4,160	3,541	1,806

Adjusted cash earnings for basic earnings calculations	3,681	3,077	4,070	3,439	1,704
Adjusted for
Significant revenue	(2,493)	(993)	—	(2,671)	(5,314)
Significant expenses	2,209	1,675	—	3,266	6,866
Income tax expense/(benefit) on significant items	(87)	(298)	—	(189)	384
Adjusted cash earnings for basic earnings calculations before significant items	3,310	3,461	4,070	3,845	3,640
Potential dilutive adjustments
Interest expense on exchangeable capital units	106	112	90	102	102
Adjusted cash earnings for diluted earnings calculations before significant items	3,416	3,573	4,160	3,947	3,742

Total weighted average ordinary shares – Basic	1,559,118	1,515,270	1,515,871	1,549,136	1,538,633
Total weighted average ordinary shares – Diluted	1,626,226	1,581,810	1,585,558	1,623,601	1,606,140

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •18 August 2006	Name: Brendan T Case
Title: Associate Company Secretary